UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2014

Commission File Number 001-35884

KABUSHIKI KAISHA UBIC

(Exact name of registrant as specified in its charter)

UBIC, INC.

(Translation of registrant’s name into English)

Meisan Takahama Building

2-12-23, Kounan

Minato-ku, Tokyo 108-0075

Japan

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

UBIC, INC.

FORM 6-K

EXPLANATORY NOTE

This Form 6-K contains a press release that corrects a typographical error in the Financial Outlook section included in the press release previously filed by UBIC, Inc. on August 12, 2014 (the “Original Press Release”). The operating income figures should be JPY710 million (US$7.0 million), not JPY570 million (US$5.6 million) as previously stated. Other than the above, the press release furnished as an exhibit to this Form 6-K is the same as the Original Press Release.

UBIC, Inc. is furnishing under the cover of Form 6-K the following:

Exhibit 99.1                              Press release, dated August 15, 2014, entitled “CORRECTING and REPLACING — UBIC, Inc. Reports Unaudited Fiscal Year First Quarter 2015 Financial Results”.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBIC, INC.

	By:	/s/ MASAHIRO MORIMOTO
Masahiro Morimoto
Chief Executive Officer and Chairman of the Board

Date: August 15, 2014